UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

ACI Worldwide, Inc.

(Name of Issuer)

Common Stock, $0.005 par value

(Title of Class of Securities)

004498101

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 24, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,987,486
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,987,486
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,987,486
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,617,648
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,617,648
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,617,648
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		839,023
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

839,023
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

839,023
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		501,766
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

501,766
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

501,766
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		501,766
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

501,766
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

501,766
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		895,203
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

895,203
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

895,203
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		393,437
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

393,437
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

393,437
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		393,437
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

393,437
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

393,437
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD LEADERS CHARLIE II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		364,299
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

364,299
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

364,299
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

10

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD LEADERS FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		364,299
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

364,299
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

364,299
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

11

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD VALUE A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		364,299
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

364,299
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

364,299
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

12

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD VALUE A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		364,299
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

364,299
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

364,299
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

13

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		839,157
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

839,157
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

839,157
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

14

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,987,486
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,987,486
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,987,486
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

OO

15

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,987,486
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,987,486
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,987,486
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

PN

16

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,987,486
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,987,486
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,987,486
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

OO

17

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,987,486
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,987,486
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,987,486
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

IN

18

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,987,486
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,987,486
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,987,486
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

IN

19

CUSIP No. 004498101

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard Charlie II LLC, Starboard X Master, and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 4,617,648 Shares beneficially owned by Starboard V&O Fund is approximately $125,394,128, excluding brokerage commissions. The aggregate purchase price of the 839,023 Shares beneficially owned by Starboard S LLC is approximately $22,744,681, excluding brokerage commissions. The aggregate purchase price of the 501,766 Shares beneficially owned by Starboard C LP is approximately $13,609,196, excluding brokerage commissions. The aggregate purchase price of the 393,437 Shares beneficially owned by Starboard L Master is approximately $10,723,167, excluding brokerage commissions. The aggregate purchase price of the 364,299 Shares beneficially owned by Starboard Charlie II LLC is approximately $11,066,564, excluding brokerage commissions. The aggregate purchase price of the 839,157 Shares beneficially owned by Starboard X Master is approximately $24,466,122, excluding brokerage commissions. The aggregate purchase price of the 1,432,156 Shares held in the Starboard Value LP Account is approximately $40,307,635, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 24, 2021, Starboard Value LP and certain of its affiliates (collectively, “Starboard”) entered into an agreement with the Issuer (the “Agreement”) regarding the composition of the Issuer’s Board of Directors (the “Board”), and certain other matters. The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Agreement, the Issuer agreed (i) to increase the size of the Board from ten (10) directors to twelve (12) directors and appoint two (2) new independent directors to be selected from the list of independent director candidates agreed to between the Issuer and Starboard (each a “New Independent Director” and collectively, the “New Independent Directors”); (ii) to include each such newly appointed New Independent Director in the Issuer’s slate of recommended nominees standing for election at the 2021 annual meeting of stockholders of the Issuer (the “2021 Annual Meeting”) and recommend, support and solicit proxies for the election of the New Independent Directors at the 2021 Annual Meeting in the same manner as for the Issuer’s other nominees at the 2021 Annual Meeting; (iii) that two (2) incumbent members of the Board shall not stand for re-election as directors at the 2021 Annual Meeting such that upon the conclusion of the 2021 Annual Meeting the size of the Board will be set at ten (10) directors; (iv) that during the Standstill Period (as defined below), Thomas Cusack shall be an observer to the Board and shall have the right to attend and participate, but not vote, at all meetings of the Board held during the Standstill Period. The Issuer further agreed that until the expiration of the Standstill Period, the Board shall not increase the size of the Board to more than ten (10) directors without Starboard’s prior written consent.

20

CUSIP No. 004498101

The Agreement also provides that if any New Independent Director (or any replacement director) ceases to be a director for any reason prior to the end of the Standstill Period and at such time Starboard beneficially owns in the aggregate at least the lesser of three percent (3.0%) of the Issuer’s then outstanding Shares and 3,502,845 Shares, then Starboard has the ability to recommend a substitute person to serve on the Board who meets certain independence and experience criteria, in accordance with the terms of the Agreement.

Pursuant to the terms of the Agreement, Starboard agreed, among other things, that Starboard shall appear in person or by proxy at the 2021 Annual Meeting and vote all of the Shares beneficially owned by Starboard at the 2021 Annual Meeting (i) in favor of all of the directors nominated by the Board for election, (ii) in favor of the ratification of the appointment of Deloitte & Touche LLP as the Issuer’s independent registered public accounting firm for the fiscal year ending December 31, 2021, (iii) in accordance with the Board’s recommendation with respect to the Issuer’s “say-on-pay” proposal and (iv) in accordance with the Board’s recommendation with respect to any other Issuer proposal or stockholder proposal presented at the 2021 Annual Meeting; provided, however, that in the event that Institutional Shareholder Services Inc. (“ISS”) or Glass Lewis & Co., LLC (“Glass Lewis”) recommends otherwise with respect to the Issuer’s “say-on-pay” proposal or any other Issuer proposal or shareholder proposal presented at the 2021 Annual Meeting (other than proposals relating to the election or removal of directors), Starboard shall be permitted to vote in accordance with the ISS or Glass Lewis recommendation.

Starboard also agreed to certain customary standstill provisions, effective as of the date of the Agreement through the earlier of (x) the date that is fifteen (15) business days prior to the deadline for the submission of stockholder nominations for the Issuer’s 2022 annual meeting of stockholders and (y) the date that is ninety (90) days prior to the first anniversary of the 2021 Annual Meeting (the “Standstill Period”), prohibiting it from, among other things: (i) soliciting proxies or consents with respect to securities of the Issuer; (ii) entering into a voting agreement or forming, joining or participating in a “group” with other stockholders of the Issuer, other than certain affiliates of Starboard; (iii) depositing any Shares in any voting trust or subjecting any Shares to any arrangement or agreement with respect to the voting of any Shares, other than any such voting trust, arrangement or agreement solely among the members of Starboard and otherwise in accordance with the Agreement; (iv) seeking, submitting or encouraging any person to submit nominees in furtherance of a contested solicitation for the appointment, election or removal of directors; (v) submitting any proposal for consideration by stockholders of the Issuer at any annual or special meeting of stockholders, soliciting a third party to make an acquisition proposal, publicly commenting on any third-party acquisition proposal or calling or seeking a special meeting of stockholders or act by written consent; (vi) seeking, alone or in concert with others, representation on the Board other than as described in the Agreement; or (vii) advising, encouraging, supporting, or influencing any person with respect to the voting or disposition of the Shares.

The Issuer and Starboard also made certain customary representations, agreed to mutual non-disparagement provisions and agreed to jointly issue a press release announcing certain terms of the Agreement.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 117,142,557 Shares outstanding, as of February 22, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 25, 2021.

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A.	Starboard V&O Fund
(a)	As of the close of business on February 25, 2021, Starboard V&O Fund beneficially owned 4,617,648 Shares.

Percentage: Approximately 3.9%

(b)	1. Sole power to vote or direct vote: 4,617,648
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,617,648
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on February 25, 2021, Starboard S LLC beneficially owned 839,023 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 839,023
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 839,023
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Starboard C LP
(a)	As of the close of business on February 25, 2021, Starboard C LP beneficially owned 501,766 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 501,766
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 501,766
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 501,766 Shares owned by Starboard C LP.

Percentage: Less than 1%

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(b)	1. Sole power to vote or direct vote: 501,766
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 501,766
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Starboard L Master
(a)	As of the close of business on February 25, 2021, Starboard L Master beneficially owned 393,437 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 393,437
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 393,437
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

F.	Starboard L GP

(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 393,437 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 393,437
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 393,437
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

G.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 501,766 Shares owned by Starboard C LP and (ii) 393,437 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 895,203
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 895,203
4. Shared power to dispose or direct the disposition: 0

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(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
H.	Starboard Charlie II LLC
(a)	As of the close of business on February 25, 2021, Starboard Charlie II LLC beneficially owned 364,299 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 364,299
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 364,299
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Charlie II LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
I.	Starboard Leaders Fund
(a)	Starboard Leaders Fund, as a member of Starboard Charlie II LLC, may be deemed the beneficial owner of the 364,299 Shares owned by Starboard Charlie II LLC.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 364,299
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 364,299
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Leaders Fund has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard Charlie II LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
J.	Starboard A LP
(a)	Starboard A LP, as the general partner of Starboard Leaders Fund and the managing member of Starboard Charlie II LLC, may be deemed the beneficial owner of the 364,299 Shares owned by Starboard Charlie II LLC.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 364,299
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 364,299
4. Shared power to dispose or direct the disposition: 0

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(c)	Starboard A LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard Charlie II LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
K.	Starboard A GP
(a)	Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the 364,299 Shares owned by Starboard Charlie II LLC.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 364,299
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 364,299
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard Charlie II LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
L.	Starboard X Master
(a)	As of the close of business on February 25, 2021, Starboard X Master beneficially owned 839,157 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 839,157
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 839,157
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
M.	Starboard Value LP
(a)	As of the close of business on February 25, 2021, 1,432,156 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard Charlie II LLC, Starboard X Master, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 4,617,648 Shares owned by Starboard V&O Fund, (ii) 839,023 Shares owned by Starboard S LLC, (iii) 501,766 Shares owned by Starboard C LP, (iv) 393,437 Shares owned by Starboard L Master, (v) 364,299 Shares owned by Starboard Charlie II LLC, (vi) 839,157 Shares owned by Starboard X Master, and (vii) 1,432,156 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 8,987,486
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,987,486
4. Shared power to dispose or direct the disposition: 0

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(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard Charlie II LLC and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
N.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 4,617,648 Shares owned by Starboard V&O Fund, (ii) 839,023 Shares owned by Starboard S LLC, (iii) 501,766 Shares owned by Starboard C LP, (iv) 393,437 Shares owned by Starboard L Master, (v) 364,299 Shares owned by Starboard Charlie II LLC, (vi) 839,157 Shares owned by Starboard X Master, and (vii) 1,432,156 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 8,987,486
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,987,486
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard Charlie II LLC and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
O.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 4,617,648 Shares owned by Starboard V&O Fund, (ii) 839,023 Shares owned by Starboard S LLC, (iii) 501,766 Shares owned by Starboard C LP, (iv) 393,437 Shares owned by Starboard L Master, (v) 364,299 Shares owned by Starboard Charlie II LLC, (vi) 839,157 Shares owned by Starboard X Master, and (vii) 1,432,156 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 8,987,486
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,987,486
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard Charlie II LLC and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
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P.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 4,617,648 Shares owned by Starboard V&O Fund, (ii) 839,023 Shares owned by Starboard S LLC, (iii) 501,766 Shares owned by Starboard C LP, (iv) 393,437 Shares owned by Starboard L Master, (v) 364,299 Shares owned by Starboard Charlie II LLC, (vi) 839,157 Shares owned by Starboard X Master, and (vii) 1,432,156 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 8,987,486
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,987,486
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard Charlie II LLC and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
Q.	Messrs. Smith and Feld
(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 4,617,648 Shares owned by Starboard V&O Fund, (ii) 839,023 Shares owned by Starboard S LLC, (iii) 501,766 Shares owned by Starboard C LP, (iv) 393,437 Shares owned by Starboard L Master, (v) 364,299 Shares owned by Starboard Charlie II LLC, (vi) 839,157 Shares owned by Starboard X Master, and (vii) 1,432,156 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,987,486
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,987,486

(c)	None of Messrs. Smith or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard Charlie II LLC and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

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Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 24, 2021, Starboard and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Starboard Value R GP LLC, Jeffrey C. Smith, Peter A. Feld and ACI Worldwide, Inc., dated February 24, 2021.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2021

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

Starboard Value and Opportunity Master Fund L LP

By: Starboard Value L LP,

its general partner

Starboard Value L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

Starboard Leaders charlie ii LLC

By: Starboard Value A LP,

its managing member

Starboard LEADERS FUND LP

By: Starboard Value A LP,

its general partner

Starboard Value A LP

By: Starboard Value A GP LLC,

its general partner

Starboard X MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value A GP LLC

Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

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/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Peter A. Feld

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SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Disposition of Common Stock[1]	(173,194)	38.4300	01/01/2021
Sale of Common Stock	(14,540)	40.3692	01/21/2021
Sale of Common Stock	(56,897)	40.0952	01/21/2021
Sale of Common Stock	(82,206)	40.2682	01/21/2021
Sale of Common Stock	(37,506)	40.3783	01/22/2021
Sale of Common Stock	(25,689)	40.0523	02/02/2021
Sale of Common Stock	(16,095)	40.0095	02/03/2021
Sale of Common Stock	(115,602)	40.0716	02/04/2021

STARBOARD VALUE AND OPPORTUNITY C LP

Sale of Common Stock	(1,580)	40.3692	01/21/2021
Sale of Common Stock	(6,183)	40.0952	01/21/2021
Sale of Common Stock	(8,933)	40.2682	01/21/2021
Sale of Common Stock	(4,075)	40.3783	01/22/2021
Sale of Common Stock	(2,791)	40.0523	02/02/2021
Sale of Common Stock	(1,749)	40.0095	02/03/2021
Sale of Common Stock	(12,562)	40.0716	02/04/2021

STARBOARD VALUE AND OPPORTUNITY S LLC

Sale of Common Stock	(2,642)	40.3692	01/21/2021
Sale of Common Stock	(10,338)	40.0952	01/21/2021
Sale of Common Stock	(14,937)	40.2682	01/21/2021
Sale of Common Stock	(6,815)	40.3783	01/22/2021
Sale of Common Stock	(4,668)	40.0523	02/02/2021
Sale of Common Stock	(2,924)	40.0095	02/03/2021
Sale of Common Stock	(21,005)	40.0716	02/04/2021

1 Represents an internal transfer of Shares to Starboard X Master Fund Ltd.

CUSIP No. 004498101

STARBOARD LEADERS CHARLIE II LLC

Sale of Common Stock	(1,147)	40.3692	01/21/2021
Sale of Common Stock	(4,489)	40.0952	01/21/2021
Sale of Common Stock	(6,485)	40.2682	01/21/2021
Sale of Common Stock	(2,959)	40.3783	01/22/2021
Sale of Common Stock	(2,027)	40.0523	02/02/2021
Sale of Common Stock	(1,270)	40.0095	02/03/2021
Sale of Common Stock	(9,121)	40.0716	02/04/2021

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Sale of Common Stock	(1,239)	40.3692	01/21/2021
Sale of Common Stock	(4,848)	40.0952	01/21/2021
Sale of Common Stock	(7,004)	40.2682	01/21/2021
Sale of Common Stock	(3,196)	40.3783	01/22/2021
Sale of Common Stock	(2,189)	40.0523	02/02/2021
Sale of Common Stock	(1,371)	40.0095	02/03/2021
Sale of Common Stock	(9,849)	40.0716	02/04/2021

STARBOARD X MASTER FUND LTD

Acquisition of Common Stock[2]	173,194	38.4300	01/01/2021
Sale of Common Stock	(2,642)	40.3692	01/21/2021
Sale of Common Stock	(10,340)	40.0952	01/21/2021
Sale of Common Stock	(14,939)	40.2682	01/21/2021
Sale of Common Stock	(6,816)	40.3783	01/22/2021
Sale of Common Stock	(4,669)	40.0523	02/02/2021
Sale of Common Stock	(2,925)	40.0095	02/03/2021
Sale of Common Stock	(21,008)	40.0716	02/04/2021

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Sale of Common Stock	(4,510)	40.3692	01/21/2021
Sale of Common Stock	(17,646)	40.0952	01/21/2021
Sale of Common Stock	(25,496)	40.2682	01/21/2021
Sale of Common Stock	(11,633)	40.3783	01/22/2021
Sale of Common Stock	(7,967)	40.0523	02/02/2021
Sale of Common Stock	(4,992)	40.0095	02/03/2021
Sale of Common Stock	(35,853)	40.0716	02/04/2021

2 Represents an internal transfer of Shares from Starboard Value and Opportunity Master Fund Ltd.